HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2016 (1)	2016 (2)	2015 (1)	2015 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$61,648	$66,802	$62,333	$66,214
Interest component of rentals	4,661	4,661	4,571	4,571
Pretax preferred stock dividend requirements of subsidiaries	2,082	2,082	2,256	2,256
Total fixed charges	$68,391	$73,545	$69,160	$73,041
Earnings
Pretax income from continuing operations	$299,825	$299,825	$187,963	$187,963
Fixed charges, as shown	68,391	73,545	69,160	73,041
Interest capitalized	(2,716)	(2,716)	(2,548)	(2,548)
Earnings available for fixed charges	$365,500	$370,654	$254,575	$258,456
Ratio of earnings to fixed charges	5.34	5.04	3.68	3.54

Years ended December 31	2015 (1)	2015 (2)	2014 (1)	2014 (2)	2013 (1)	2013 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$83,936	$89,284	$83,458	$88,535	$85,315	$90,407
Interest component of rentals	6,065	6,065	6,366	6,366	6,345	6,345
Pretax preferred stock dividend requirements of subsidiaries	2,977	2,977	2,952	2,952	2,886	2,886
Total fixed charges	$92,978	$98,326	$92,776	$97,853	$94,546	$99,638
Earnings
Pretax income from continuing operations	$252,898	$252,898	$263,708	$263,708	$247,946	$247,946
Fixed charges, as shown	92,978	98,326	92,776	97,853	94,546	99,638
Interest capitalized	(3,265)	(3,265)	(3,954)	(3,954)	(7,097)	(7,097)
Earnings available for fixed charges	$342,611	$347,959	$352,530	$357,607	$335,395	$340,487
Ratio of earnings to fixed charges	3.68	3.54	3.80	3.65	3.55	3.42

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2012 (1)	2012 (2)	2011 (1)	2011 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$83,020	$89,443	$87,592	$96,575
Interest component of rentals	6,493	6,493	4,757	4,757
Pretax preferred stock dividend requirements of subsidiaries	2,943	2,943	2,944	2,944
Total fixed charges	$92,456	$98,879	$95,293	$104,276
Earnings
Pretax income from continuing operations	$217,064	$217,064	$215,686	$215,686
Fixed charges, as shown	92,456	98,879	95,293	104,276
Interest capitalized	(4,355)	(4,355)	(2,498)	(2,498)
Earnings available for fixed charges	$305,165	$311,588	$308,481	$317,464
Ratio of earnings to fixed charges	3.30	3.15	3.24	3.04

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.